Mail Stop 3561

August 24, 2009

Laura Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

> **Re:** **Southwest Airlines Co.**
> **File No. 001-07259**
> **Form 10-K: For the fiscal year ended December 31, 2008**
> **Form 10-Q: For the quarterly period ended June 30, 2009**
> **Form 8-K furnished on January 22, 2009**

Dear Ms. Wright:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 2. Properties

Ground Facilities and Services, page 15

1. We note that in 2008, the City of Dallas approved the Love Field Modernization Program, which has an estimated cost of approximately $519 million. We note further that your company will be managing this project pursuant to a Program

Development Agreement with the City of Dallas. In this regard, please describe for us in greater detail, and disclose as appropriate, the nature of the Love Field Modernization Program and your company's involvement with the program – including, your company's responsibilities and commitments thereto. As part of your response, specifically explain whether your company's involvement with the modernization program has accounting implications, as well as the basis for your conclusion. In addition, please explain whether your company's involvement with the program is expected to directly or indirectly impact your company's capital resources, financial position, and/or liquidity – including, whether your company will be expected to guarantee the bonds that will be issued in connection with the project. Please be detailed in your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, Contractual Obligations, and Contingent Liabilities and Commitments, page 31

2. Based upon footnote 2 to your table of contractual obligations, the interest commitments included in your table relate to fixed-rate debt. However, we note that at December 31, 2008, a portion of your company's outstanding debt incurred interest at floating rates. We note further that a significant portion of your company's fixed-rate debt was subject to fair value derivative swap agreements; therefore, the interest expense and payments attributable to such debt are effectively based upon floating interest rates. In this regard, please tell us and clarify in your disclosure how your company's interest obligations related to both floating rate debt instruments and debt instruments subject to fair value hedges have been estimated.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Aircraft and engine maintenance, page 49

3. Based upon your MD&A disclosure on page 24 of your filing, your company transitioned to a new 737-700 engine repair agreement with GE Engines Services, Inc. ("GE Engines") in June of 2008. We note that under this agreement, GE Engines will be compensated for the repair and maintenance services that it provides based upon a contractual rate ("fee") per hour flown. In addition, we note that your company's 737-300 and 737-500 fleets appear to be serviced pursuant to similarly structured maintenance agreements. Given that your accounting policy is to recognize maintenance expenses as incurred, please tell us

and expand your accounting policy disclosure to describe when costs under these arrangements are considered "incurred".

Frequent flyer program, page 50

4. Based upon your footnote disclosure, it appears that you record a liability for the estimated incremental cost of providing free travel under your company's Rapid Rewards frequent flyer program at the time that an award is fully earned. However, based upon your disclosure regarding the "Rapid Rewards Frequent Flyer Program" on page 6 of your filing, it appears that partially earned awards comprise a significant portion of the frequent flyer credits outstanding at the end of each reporting period. We believe that estimated costs attributable to partially earned rewards that are expected to become fully earned and redeemed should be accrued as the awards are being earned, rather than upon becoming "fully" earned. Please revise your accounting policy accordingly, or advise. Refer to paragraph 3.108 of the AICPA's airline audit and accounting guide for further guidance.

5. We note that upon the sale of frequent flyer credits to companies, you estimate the portion of proceeds that you do not believe relates to future free travel, and you recognize that amount in "Other revenue" in the period earned. Please expand your accounting policy to explain in greater detail when the earning process is deemed to be complete for amounts recognized as other revenue. For example, explain whether proceeds received for the use of your company's logo, trademarks, designs, images, etc. are recognized over a licensing period, upon authorization for use, or based upon other criteria.

6. Given the significant assumptions and judgments involved in estimating the liability related to your company's frequent flyer program, please consider whether your accounting treatment for the frequent flyer program should also be discussed in the "Critical Accounting Policies and Estimates" section of your MD&A.

Financial derivative instruments, page 50

7. Based upon the MD&A disclosure on page 24 of your filing, you entered into certain derivative contracts during the fourth quarter of fiscal year 2008 with the intent of reducing your net fuel hedge positions related to future years. In this regard, we note that your company primarily sold fixed-price swap derivatives that you believe will allow your company to participate in further fuel price declines and materially offset further declines in the value of your company's previously purchased derivatives. Per the disclosure regarding your accounting policy for financial derivative instruments, it appears that you determine the appropriate accounting treatment and financial statement presentation for the

unrealized and realized gains and losses attributable to your fuel derivative instruments based upon (i) whether or not the instruments qualify for hedge accounting, (ii) whether the instruments are designated as fair value hedges or cash flow hedges and (ii) whether the gains and/or losses attributable to cash flow hedges are reflective of hedge effectiveness or ineffectiveness. In this regard, please tell us and disclose how you have designated, classified, and accounted for the derivative instruments that were entered for purposes of reducing your company's net fuel hedge positions. Your response should specifically explain when realized and unrealized gains or losses attributable to such instruments are recognized in earnings, as well as where those gains or losses are reported in your statements of operations. As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Note 15. Employee Retirement Plans

Defined contribution plans, page 69

8. Based upon your disclosure in Note 11 to your financial statements, it appears that you offer an "Excess Benefit Plan." We note further that the fair value of the assets associated with this plan appears to have increased from approximately $11 million at March 31, 2008 to approximately $32 million at December 31, 2008. In this regard, please expand your disclosure regarding employee retirement plans to discuss the general terms of your company's Excess Benefit Plan – including, when the plan is funded and the amount of expense recognized in connection with the plan for each of the last three fiscal years.

Form 10-Q: For the quarterly period ended June 30, 2009

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

9. We note that for financial reporting purposes, you have elected to offset the receivables and payables recognized upon payments and receipts of collateral on your company's derivative instruments against the fair value amounts recognized for those derivative instruments. In this regard, please confirm that this accounting policy will continue to be disclosed in your future filings. Refer to paragraph 4d of FSP FIN 39-1 for further guidance.

Note 13. Early Retirement Offer

10. We note that on April 16, 2009, you announced a one-time voluntary early out program as part of an effort to right-size headcount. Per your disclosure, you

expect to incur $70 million of costs related to the program, and you intend to recognize these costs over the program participants' mandatory service period, once their revocation rights have passed. However, given that all participants of the program appear to have been voluntarily terminated, it appears that the costs attributable to their termination benefits should be recognized when the benefits have been accepted and the associated costs are reasonable estimable. In this regard, please tell us why you believe it would be appropriate to spread the costs of your one-time voluntary early out program over the period that the participants are expected to work. Alternatively, revise your intended accounting treatment. Please refer to footnote 9 to SFAS 146 and paragraph 15 of SFAS No. 88 for further guidance.

Form 8-K furnished on January 22, 2009

Notes regarding use of non-GAAP financial measures

11. We note that you disclose various non-GAAP measures which you believe represent certain income statement line items calculated on an "economic" basis. Please expand your disclosure in your future filings on Form 8-K to further explain why analyzing your performance on a comparable "economic" basis is useful to investors. In this regard, consider providing a more detailed description of what the "economic" basis represents for each measure that has been presented. Please provide your proposed disclosure as part of your response.

12. Please discontinue the disclosure of your non-GAAP performance measures in the section of your press release titled "Fourth Quarter 2008 Financial Highlights." We believe that this disclosure results in the placement of greater emphasis on the non-GAAP performance measure than on the most comparable GAAP measure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief